Exhibit 99.1

June 5, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that ICRA Limited has reaffirmed the credit ratings assigned to the bank facility of the Company. Please find below the details of revision in ratings of the Company’s bank facilities:

Details of Bank Limits Rated by ICRA (Rated on Long-term Scale)	Amount (Rs. crore)	Rating	Rating Action
Fund-based/non-fund-based facilities
Bank Facilities	1,200.00	[ICRA]AA+ (Stable)	Reaffirmed

A copy of the rating rationale issued by ICRA Limited is enclosed.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

ICRA Limited

Ref: ICRA/Dr. Reddy's Laboratories Limited/04062024/1

Date: June 04, 2024

Mr. Ashok Kalyan Tavva

Head – Treasury and Finance transformation,

Dr. Reddy's Laboratories Limited

8-2-337, Road No. 3, Banjara Hills,

Hyderabad – 500 034

Dear Sir,

Re:	Surveillance of ICRA-assigned Credit Rating for Rs. 500.00 crore Bank Facilities and Enhancement of Rs. 700.00 Crores Bank Facilities of Dr. Reddy's Laboratories Limited

Please refer the Rating Agreement/Statement of Work dated October 25, 2019, executed between ICRA Limited (“ICRA”) and your company, whereby, ICRA is required to review the ratings assigned to your company, on an annual basis, or as and when the circumstances so warrant. Also, please refer to your Rating Agreement/Statement of Work dated March 05, 2024 for rating of enhanced captioned limits(s) of Bank Facilities of your company from Rs. 500.00 crore to Rs. 1,200.00 crore.

Please note that the Rating Committee of ICRA, after due consideration, has reaffirmed the long-term rating at [ICRA]AA+ (pronounced ICRA double A plus) assigned earlier to the Rs 500.00 crore Bank Facilities of your Company, and has assigned a long-term rating of [ICRA]AA+ (pronounced ICRA double A plus) to the captioned Bank Facilities of Rs. 700.00 crore (“Rating”). The Outlook on the long-term rating is Stable. For Rating definition(s), please refer to ICRA website at www.icra.in

In any of your publicity material or other document wherever you are using the above Rating(s), it should be stated as [ICRA]AA+ (Stable).

The aforesaid Rating(s) will be due for surveillance any time before May 27, 2025. However, ICRA reserves the right to review and/or, revise the above Rating(s) at any time on the basis of new information becoming available, or the required information not being available, or other circumstances that ICRA believes could have an impact on the Rating(s). Therefore, request the lenders and Investors to visit ICRA website at www.icra.in for latest Rating(s) of the Company.

The Rating(s) are specific to the terms and conditions of the bank facilities as indicated to us by you, and any change in the terms or size of the same would require a review of the Rating(s) by us. In case there is any change in the terms and conditions or the size of the rated bank facilities, the same must be brought to our notice before the bank facilities is used by you. In the event such changes occur after the Rating(s) have been assigned by us and their use has been confirmed by you, the Rating(s) would be subject to our review, following which there could be a change in the Rating(s) previously assigned. Notwithstanding the foregoing, any increase in the over-all limit of the bank facilities from that specified in the first paragraph of this letter would constitute an enhancement that would not be covered by or under the said Rating Agreement.

Building No. 8, 2nd Floor, Tower A	Tel.: +91.124 .4545300	Website: www.icra.in
DLF Cyber City, Phase II	CIN : L749999DL1991PLC042749	Email: info@icraindia.com
Gurugram – 122002, Haryana		Helpdesk: +91 9354738909

Registered Office: B-710, Statesman House, 148, Barakhamba Road, New Delhi 110001. Tel. :+91.11.23357940-41

RATING              •              RESEARCH               •              INFORMATION

The Rating(s) assigned must be understood solely as an opinion and should not be treated, or cause to be treated, as recommendation to buy, sell, or hold the rated [Instrument] availed/issued by your company.

The Rating(s) assigned to the bank facilities of your Company shall require revalidation if there is any change in the size of the rated bank facilities.

You are also requested to forthwith inform us about any default or delay in repayment of interest or principal amount of the instrument rated, as above, or any other debt instruments/ borrowing and keep us informed of any other developments which may have a direct or indirect impact on the debt servicing capability of the company including any proposal for re-schedulement or postponement of the repayment programmes of the dues/ debts of the company with any lender(s) / investor(s). Further, you are requested to inform us immediately as and when the borrowing limit for the instrument rated, as above, or as prescribed by the regulatory authority(ies) is exceeded.

We look forward to your communication and assure you of our best services.

With kind regards,

Yours sincerely,

For ICRA Limited

Srikumar Krishnamurthy

Senior Vice President and Co-Group Head

ksrikumar@icraindia.com

Appendix –A

Instrument Details

Details of Bank Limits Rated by ICRA (Rated on Long-term Scale)	Amount (Rs. crore)	Rating	Rating Assigned on
Fund-based/non-fund-based facilities		[ICRA]AA+ (Stable)	May 28, 2024
Citibank	1,200.00
Total	1,200.00